May 8, 2015

VIA EDGAR CORRESPONDENCE

Ms. Marianne Dobelbower
Office of Disclosure and Review
Division of Investment Management
Securities and Exchange Commission
100 F. Street, N.E.
Washington, DC 20549

RE:    Global X Funds (“Trust”) File Nos. 333-151713, 811-22209
Post-Effective Amendment No. 236

Dear Ms. Dobelbower,

We are writing in response to oral comments provided to Daphne Chisolm on May 1, 6, and 7, 2015 with respect to the registration statement (the "Registration Statement") filed by the Trust on Form N-1A under the Securities Act of 1933 ("1933 Act") and the Investment Company Act of 1940 ("1940 Act"). On behalf of the Trust, we have set out below the SEC staff's comment on the Registration Statement, along with the Trust's responses to those comments.

GLOBAL COMMENTS

Prospectus

Investment Objective

1.	Comment: Please confirm that each Fund's investment objective is to track an index.
Response: Confirmed.

Fees and Expenses - Annual Operating Expenses

2.    Comment: Please include the fees for each Fund in the fee table.
Response: We have revised the disclosure consistent with this comment.

Fees and Expenses -Portfolio Turnover

3.     Comment: Does the Adviser anticipate that a Fund will have high turnover.
Response: The Adviser does not anticipate that a Fund will have a high turnover.

Principal Investment Strategies

4.     Comment: Please disclose how the initial basket is selected for each Fund.
Response: We have revised the disclosure consistent with this comment.

5.     Comment: Please use "Plain English" disclosure in describing the Fund's principal investment strategies.
Response: We have revised the disclosure consistent with this comment.

Summary of Principal Risks

5.         Comment: Please add AP Concentration Risk and addition market trading risk to each international Fund.
Response: We have revised the disclosure consistent with this comment.

Additional Information About the Fund's Strategies and Risk

6.     Comment: Is leverage a principal investment strategies for these Funds.
Response: Leverage is not a principal investment strategies for these Funds

7.	Comment: Please consider adding specific concentration risks under Summary of Principal Risk section of the Prospectuses.

8.	Comment: Please consider adding Global X Scientific Beta Developed Markets ex-US ETF to the list of Funds subject to European Economic Risk.
Response: We have revised the disclosure consistent with these comments.

9.	Comment: With respect to European Economic Risk, please confirm whether any of the Funds will invest in Iceland.
Response: No Fund currently has exposure to Iceland. The disclosure has been revised consistent with this comment.

10.	Comment: Please confirm whether or not Liquidity Risk is a principal investment risk.
Response: Liquidity Risk is not a principal investment risk for any funds.

11.	Comment: Is Cross-listing a principal investment risk for these Funds.
Response: Cross-listing is not a principal investment risk for these Funds.

12.	Comment: Please consider adding Global X Scientific Beta Europe to the list of Funds subject to the Risk of Investing in France.
Response: We have revised the disclosure consistent with this comment.

13.	Comment: Consider whether Risks Related to Investing in Large-Capitalization Companies is a principal investment risk.
Response: We have revised the Prospectus consisted with this comment.

Taxes

14.	Comment: Please insert the words "until Funds are withdrawn from the tax qualified plan" in the paragraph entitled IRAs and Other Tax-Qualified Plans.
Response: We have revised the Prospectus consistent with this comment.

Information Regarding the Underlying Index and Index Provider

15.    Comment: Please update disclosure to make consistent with disclosure in the front of Prospectus.
Response: We have revised the disclosure consistent with this comment.

Statement of Additional Information

15.    Comment: Please confirm that the Funds will not have a principal investment strategy of leverage.
Response: Confirmed

The Trust acknowledges that:

•It is responsible for the adequacy and accuracy of the disclosure in its filings;

•	Staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to such filings; and

•	The Trust may not assert staff comments as a defense in any proceeding initiated by the Commission or nay person under the federal securities laws of the United States.

The Trust has included disclosures in accordance with the foregoing response in a post-effective amendment to the Trust's registration statement, which the Trust filed via EDGRA today. Please fell free to contact me at (704) 80602387 if you have any questions concerning the foregoing.

Sincerely,

/s/ Daphne Chisolm

Daphne Chisolm